UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 15, 2024

Digital World Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40779	85-4293042
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3109 Grand Ave, #450
Miami, FL 33133
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (305) 735-1517

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A common stock, and one-half of one Redeemable Warrant	DWACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DWAC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	DWACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed, Digital World Acquisition Corp., a Delaware corporation (“Digital World” or the “Company”), a direct and wholly owned subsidiary of Digital World (“Merger Sub”), and Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), entered into an Agreement and Plan of Merger, dated as of October 20, 2021 (as amended by the First Amendment to Agreement and Plan of Merger, dated May 11, 2022, the Second Amendment to Agreement and Plan of Merger, dated August 9, 2023, the Third Amendment to Agreement and Plan of Merger, dated September 29, 2023, and as it may be further amended or supplemented from time to time, the “Merger Agreement”), pursuant to which, among other transactions, Merger Sub will merge with and into TMTG (the “Business Combination”) with TMTG surviving as a wholly owned subsidiary of Digital World. Upon the consummation of the Business Combination, Digital World will change its name to “Trump Media & Technology Group Corp.”

As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2021, in connection with the Company’s initial public offering, Digital World entered into a warrant agreement, dated September 2, 2021 (the “Warrant Agreement”) with Continental Stock Transfer & Trust Company (“Continental”).

In connection with the Business Combination, on March 15, 2024, Digital World entered into an amendment to the Warrant Agreement (the “Warrant Agreement Amendment”). The Warrant Agreement Amendment amends the Warrant Agreement, among others, to appoint Odyssey Transfer and Trust Company as the warrant agent of the Company, effective at the end of the business day on the closing date of the Business Combination. Upon such appointment, Continental shall cease to be the transfer and warrant agent of the Company. The Warrant Agreement Amendment does not require any further actions from the warrant holders or otherwise. In addition, upon the end of the business day on the closing date of the Business Combination, the Company will replace Continental and appoint Odyssey Transfer and Trust Company as the new transfer agent, escrow agent, exchange agent, and registrar.

The foregoing description is qualified in its entirety by reference to the Warrant Agreement Amendment, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Additional Information and Where to Find It

Digital World has filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which has been declared effective as of February 14, 2024 and the Proxy Statement in connection with the proposed business combination pursuant to the Merger Agreement, by and between the Company, Merger Sub, and TMTG, pursuant to which, among other transactions, Merger Sub will merge with and into TMTG. The Proxy Statement will be mailed to stockholders of Digital World as of the record date for voting on the Business Combination. Securityholders of Digital World and other interested persons are advised to read the Registration Statement, the Proxy Statement in connection with Digital World’s solicitation of proxies for the special meeting to be held to approve the Business Combination, and any related supplements because these documents contain important information about Digital World, TMTG and the Business Combination. Digital World’s securityholders and other interested persons will also be able to obtain copies of the Registration Statement, the Proxy Statement and any related supplements, without charge, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

Participants in Solicitation

Digital World and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of Digital World in favor of the Business Combination. Securityholders of Digital World and other interested persons may obtain more information regarding the names and interests of Digital World’s directors and officers in the Business Combination in Digital World’s filings with the SEC, including in the Proxy Statement and any related supplements, and the names and interests of TMTG’s directors and officers in the proposed Business Combination in the Registration Statement. These documents can be obtained free of charge from the sources indicated above. TMTG and its officers and directors who are participants in the solicitation do not have any interests in Digital World other than with respect to their interests in the Business Combination.

Forward-Looking Statements

This 8-K may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between the Company and TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,”

“future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this 8-K, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner, by Digital World’s Business Combination deadline or at all, which may adversely affect the price of Digital World’s securities, (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of Digital World, (iii) the risk that certain ongoing or new disputes and disagreements with the sponsor or related to certain TMTG stockholders may be not resolved and delay or ultimately prevent the consummation of the Business Combination, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by Digital World stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of Digital World, (x) the outcome of any legal proceedings that may be instituted against TMTG or against Digital World related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the SEC or other regulatory authority relating to any future financing, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions, (xii) Truth Social, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the future pandemics and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xviii) Digital World’s ability to timely comply with Nasdaq’s rules and complete the Business Combination, (xix) risks that Digital World or TMTG may elect not to proceed with the Business Combination, and (xx) those factors discussed in Digital World’s filings with the SEC, including in the Registration Statement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the Registration Statement, the Proxy Statement and any related supplements, and in Digital World’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2022, as filed with the SEC on October 30, 2023 and January 9, 2024 (the “2022 Annual Report”) and in other reports Digital World files with the SEC. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Digital World (or to third parties making the forward-looking statements). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Digital World and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Digital World nor TMTG gives any assurance that Digital World, TMTG, or the combined company, will achieve its expectations.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

10.1	Amendment to the Warrant Agreement, dated March 15, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Digital World Acquisition Corp.

Dated: March 15, 2024	By:	/s/ Eric Swider
	Name:	Eric Swider
	Title:	Chief Executive Officer

Exhibit 10.1

WARRANT AGREEMENT AMENDMENT

THIS WARRANT AGREEMENT AMENDMENT (the “Agreement”) made as of March 15, 2024.

AMONG:	DIGITAL WORLD ACQUISITION CORP., a Delaware corporation (the “Company”)

AND:	CONTINENTAL STOCK TRANSFER AND TRUST COMPANY, a New York limited purpose trust company (the “Warrant Agent” and / or the “Resigning Warrant Agent”)

AND:	ODYSSEY TRANSFER AND TRUST COMPANY, a Minnesota corporation (“Odyssey”)

WHEREAS by a Warrant Agreement made on September 2, 2021, between the Company and Warrant Agent (the “Warrant Agreement”), as warrant agent, provision was made for the issue of warrants, subject to the terms and conditions contained in the Warrant Agreement;

AND WHEREAS Warrant Agent agreed to transfer to Odyssey the appointment as warrant agent under the Warrant Agreement, subject to the agreement of the Company;

AND WHEREAS to give effect to the foregoing, Warrant Agent, in accordance with the terms of the Warrant Agreement, agrees to be removed as warrant agent thereunder and to be discharged from the rights, powers, duties and obligations thereof, and to transfer to Odyssey all of Warrant Agent’s rights, powers, duties and obligations under the Warrant Agreement;

AND WHEREAS the Company appoints Odyssey as the successor warrant agent, and Odyssey is prepared to accept such appointment;

AND WHEREAS the parties wish to execute this Agreement for the purpose of providing for the removal of Warrant Agent as warrant agent and for its replacement by Odyssey, such removal and replacement to take effect as of the end of business day on the date of the closing of the business combination (the “Transfer Date”), between the Company and Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”) pursuant to that certain Agreement and Plan of Merger Agreement, dated as of October 20, 2021 (as amended and supplemented from time to time, the “Merger Agreement”), by and among the Company, TMTG and the other parties thereto;

AND WHEREAS, pursuant to Section 9.8 of the Warrant Agreement, the parties may amend the Warrant Agreement without the approval of any warrant holders;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties covenant and agree as follows:

1.	Amendment of the Warrant Agreement. The parties hereby amend, effective as of the Transfer Date, the Warrant Agreement as provided in this Section 1.

1.1.	Appointment of Successor Warrant Agent. Section 8.2.1 of the Warrant Agreement is amended in its entirety as follows:

“Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of 30 days after it has been notified in writing of such resignation or incapacity by the Warrant Agent or by the holder of the Warrant (who shall, with such notice, submit his, her or its Warrant for inspection by the Company), then the holder of any Warrant may apply to a court of competent jurisdiction in Florida for the appointment of a successor Warrant Agent at the Company’s cost. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties, and obligations.”

1.2.	Change of Warrant Agent. References to “Continental Stock Transfer & Trust Company” in the Warrant Agreement shall be replaced with “Odyssey Transfer and Trust Company”.

1.3.	Change of Address of the Warrant Agent. Section 9.2 of the Warrant Agreement is amended in its entirety as follows:

“Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

Digital World Acquisition Corp.

4250 Salzedo St. Unit 507

Coral Gables, FL 33146

Attention: Eric Swider and/or Alex Cano

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Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Odyssey Transfer and Trust Company

Attention: Client Services

2155 Woodlane Drive, Suite 100

Woodbury, MN 55125

1.4.	Applicable Law. Section 9.3 of the Warrant Agreement is amended in its entirety as follows:

“Applicable Law and Exclusive Forum. The validity, interpretation and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of Florida, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of Florida, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 9.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of Florida (a “foreign action”) in the name of any warrant holder, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Florida in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.”

1.5.	Examination of the Warrant Agreement. Section 6(e) of the Warrant Agreement is amended in its entirety as follows:

“Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Company for inspection by the registered holder of any Warrant. The Company may require any such holder to submit his, her or its Warrant for inspection by it.”

1.6.	Exhibit A – Form of Warrant Certificate. References to “Continental Stock Transfer & Trust Company” in Exhibit A shall be replaced with “Odyssey Transfer and Trust Company”

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2.

The Warrant Agent hereby is removed as warrant agent under, and is hereby discharged from the rights, powers, duties and obligations of the warrant agent, the Warrant Agreement, effective as of the Transfer Date.

3.

The Company hereby appoints Odyssey as successor warrant agent under the Warrant Agreement in the place and stead of Warrant Agent and with like effect as if originally named as warrant agent under the Warrant Agreement, effective as of the Transfer Date and Odyssey hereby accepts such appointment. The Company hereby agrees that Warrant Agent shall not be responsible for any liabilities that may arise pursuant to Odyssey’s administration of the warrant agency after the Transfer Date.

4.

The Warrant Agent hereby transfers and assigns to Odyssey, upon the agency expressed in the Warrant Agreement, all rights, powers, duties and obligations of the Warrant Agent under the Warrant Agreement, effective as of the Transfer Date.

5.

Notwithstanding any of the foregoing, the resignation, discharge, appointment, transfers, assignments and other agreements provided for herein will not be effective unless this Agreement has been executed by all of the parties hereto, whether upon the original instrument, by facsimile or in counterparts, or any combination thereof, and unless all preconditions to such resignation, discharge, appointment, transfers, assignments and other agreements as may be set forth in the Warrant Agreement have been fulfilled.

6.	Each party hereto agrees to execute and deliver all such documents and instruments and do such other acts as may be necessary or advisable to give effect to the terms hereof.

7.

This Agreement is supplemental to the Warrant Agreement and shall be read in conjunction therewith. Except only insofar as the same may be inconsistent with the express provisions of this Agreement, all provisions of the Warrant Agreement shall apply to and shall have effect in the same manner as if they and the provisions of this Agreement were contained in one instrument. The form of warrant to be certified by Odyssey from and after the Transfer Date shall be amended, stamped or legended to identify Odyssey as the successor warrant agent but the validity of any warrant certified prior to the Transfer Date shall not be affected by the appointment of Odyssey as successor warrant agent.

8.

Odyssey as successor warrant agent hereby accepts the rights, powers, duties and obligations in the Warrant Agreement declared and provided and agrees to perform the same upon the terms and conditions herein and in the Warrant Agreement set forth.

9.

Notwithstanding the foregoing, the protection and indemnities, including those contained in Section 5 of the Warrant Agreement, provided to the Resigning Warrant Agent thereunder shall survive the resignation of the Warrant Agent and termination or discharge of the Warrant Agreement.

10.	This Agreement shall ensure to the benefit of and be binding upon the parties hereto and their successors and permitted assigns.

[Signature page follows.]

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In witness whereof this Agreement has been duly executed by the parties hereto as of the date first above written.

DIGITAL WORLD ACQUISITION CORP.

By:	/s/ Eric Swider
Title:	Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Keri-Ann Cuadros
Title:	Vice President and Account Manager

ODYSSEY TRANSFER AND TRUST COMPANY

By:	/s/ Rebecca Paulson
Title:	President

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